www.linkedin.com/in/larrylamotte
(LinkedIn)

Top Skills

Entrepreneurship
Strategic Planning
Consulting

Languages

Spanish (Professional Working)
English (Native or Bilingual)

Certifications

Core Value Index™ Certified Coach/
Trainer
Hero's Journey Modern Leadership
Course
Presentation Tips for Pitching to
Investors

Honors-Awards

Alumnus of the Year
Low Waste Leader of the Month

Larry LaMotte

Making Reuse Profitable.
Wenatchee, Washington, United States

Summary

Larry LaMotte is not the guy who knew what he wanted to be since age 7. No, he is trained as an Architect with the heart of an entrepreneur. He built his own home and much more. He has worked since age 8: paper routes, farm work, bike taxi, singing telegrams, bouncer, waiter, carpenter, designer, consultant, mentor, facilities manager, career counselor, six-time business owner, with a couple of self-reinventions. Avid daily learner and fierce implementer of what he learns. He plans to live to 120+. ReCapturit® is the current culmination of his work. From "Perish to Cherish," that's our theme!

Interest include:
Startups
Sustainability
Circular Economy
Architectural Salvage
Business
Architecture
Construction
Deconstruction
Networks and networking
Empathetic Leadership
Leadership
Longevity

Experience

ReCapturit®
Founder CEO
March 2017 - Present (7 years 9 months)
United States

ReCapturIt® is amplifying the flow of recaptured building materials into new construction.

Our Mission is to be the catalyst of transformation for optimizing the life cycle of all things built for and into buildings. What the steam engine, wrecking ball, and dynamite did in the 20th century to encourage waste and eliminate reuse, we will counter in this century by modernizing industries, eliminating waste, and inspiring reuse.

Our objective: To slow the flow of the largest source of waste going to the dump by the end of this decade, we must make used building materials available in the same ways as new to architects, engineers, construction companies, and real estate developers.

- We are a marketplace at www.recapturit.com

- We offer service to cities and counties to help them bring deconstruction of buildings into the mix with demolition. This is vital for reuse of valuable materials and stopping waste. Look for our Deconstruction Policy Accelerator™ - The DPA™ at https://marketing.recapturit.com/consulting-services-dpa

- We have developed a process to put a stop to the enormous waste of useful materials from construction projects, too. This can change the entire construction industry while doing them a solid in the profit column, too.

We're on to something big here.

Join the movement!

Startups.com Founder Groups
Member
August 2021 - March 2023 (1 year 8 months)

"We group highly vetted Founders to share challenges, help each other, and provide a sounding board for all the crazy stuff we deal with!"
Part of Startups.com

I am excited to be part of this amazing group of Founders and seasoned startup experts.

Build Reuse
Advisor
September 2018 - October 2022 (4 years 2 months)

United States

Building and business professional offering advice, ideas, experience and insights to the leadership and membership of the Building Materials Reuse Association / Build Reuse Organization.

LaMotte Consulting, LLC
Owner
November 2000 - July 2019 (18 years 9 months)

LCLLC started with consultation in building design and Facilities Management. Principal clients included restaurant companies, churches and residential owners. From there, I built a company within this, CleanCheck® - Janitorial Quality Assurance, which has been a strong foundation for years. My work has more recently entered into career and business advising, networking, and business development of networking groups, out of which sprang another business venture, YourNet. Eventually, we worked into new areas of innovative investment in real estate and residential design, circling back to earlier days of Naos Redevelopment.

CleanCheck®
Owner
August 2001 - November 2018 (17 years 4 months)
Greater Seattle Area

Sold in December, 2018.

Janitorial Quality Assurance - - -
CleanCheck® provides a comprehensive program for oversight of janitorial work - Specifications, checklists, bidding process, regular inspections and documentation. CleanCheck® takes these responsibilities "off the plate" of our clients and allows them to focus on their areas of strength and highest return. We celebrated 17 years in business then sold the business in fall of 2018.

LaMotte and Co. - Nerium International
Director
July 2013 - January 2016 (2 years 7 months)

"Make people better." That is the company motto of Nerium International, a company finding and delivering the utmost in anti-aging products. My interest in longevity attracted me to this company and its products - couldn't hurt to have the outside match the inside!

TENS - The Executive Network of Seattle

Board Member - President and Past President
June 2012 - December 2015 (3 years 7 months)

We are a community of executives who actively engage and support each other in the pursuit of professional and personal development through a variety of forums that continually strengthen our relationships with each other and the greater community. TENS is a voluntary, non-profit organization focused on conversation, connection and contribution.

Duck Biz Group
Co-Founder / Director
November 2007 - January 2015 (7 years 3 months)
Greater Seattle Area

Duck Biz Group is a networking organization for University of Oregon Alumni. I and a fellow U of Oregon alum formed this networking group in November of 2007 and were joined by a third. Our first lunch meeting doubled this to six attendees. We hosted monthly meetings in Seattle / Bellevue and replicated in San Francisco, Portland, Denver, DC and Chicago. "Duck Biz Lunch-in-a-Box" is our franchise model, which has found its way to other institutions, as well. We offered:
- Regular moderated luncheons with a variety of speakers
- Confidential Member Contact List
- Newsletter
- Success Stories
- Introductions / Referrals
- Job hunt help
- Career help / planning
- LinkedIn community
- Facebook Community
- DUCK Biz Lunch-in-a-Box "franchise" model - Instructions set for how to set up, run, grow such an organization.
- Genuine human connection and relationship-building through consistent face-to-face interactions over a meal with fellow alumni from all years. This supported the UO Alumni Association and many other programs, and they supported us.

YourNet, LLC
Founder
November 2012 - December 2013 (1 year 2 months)
Greater Seattle Area

This was an exceptionally good learning experience, but it became a shuttered startup. The end of the runway showed itself quickly.

Our motto was:
"We believe in the positive power of human connectivity."

YourNet is a 21st century people-to-people networking company that is part matchmaker and party planner, part coach and concierge.

We create events that bring people together, then help them with technology to do what they came for: to connect with other people.

We do three main things:
1 - build networking groups of like-minded people around a variety of market-driven themes;
2 - help companies, organizations and associations build networks for their benefit, and;
3 - help those individuals who want to advance their skills in networking to increase their CQ, their Connectivity Quotient (TM).

Get well-connected with YourNet!

BEAN - beanonline.org
Board Member
2008 - December 2012 (4 years)

BEAN is a young professionals organization with lofty goals. BEAN seeks to connect busy people with professional backgrounds through Leadership, Friendship, and Service. Based, originally, out of Seattle, BEAN is rapidly expanding to many major U.S. and international cities.

LaMotte & Associates
Owner
September 1999 - November 2012 (13 years 3 months)

We distribute consumer goods through wholesale/retail Internet Affiliate Marketing, and give advantageous access to many well-known companies and consumer services.

Lawrence LaMotte - Wedding Officiant
Officiant
April 2012 - April 2012 (1 month)

I had the honor of being asked to perform the wedding ceremony of my niece and her groom. We created, planned and practiced the ceremony and then performed the real thing on April 14, 2012. This was an amazing privilege, a humbling honor, and a lot of fun.

Bizmozis, Inc.
Co-founder
January 2008 - April 2012 (4 years 4 months)
United States

Local Is No Longer Geographical - Our motto.

Bizmozis was born to amplify the voice of small business owners on the internet. Facebook and LinkedIn were still new, and small retailers were often just a person or a couple trying to sell their wares.

Bizmozis gave them a connected community, tools (training, blog engine, viral friend inviter, Bargain Brigade, contests, games, an activity center called The YOU Joint, content, and a pre-formatted newsletter), a wider more supportive audience, and a means to allow shoppers to know who was behind the website - human beings trying to make a go in this new world.

The Executive Network of Seattle - TENS
Co-Director of Operations
2007 - 2010 (3 years)

OAKS - MyBidCard.com
Advisor
2008 - 2009 (1 year)

A startup, MyBidCard.com sought to be an auction site for the benefit of non-profit organizations. OAKS - Organized Acts of Kindness - was its parent company.

LAMOTTE CONSULTING, L.L.C.
Architectural Designer
March 2000 - 2008 (8 years)
Seattle, Washington, United States

Early-stage design work for residential and hospitality clients in remodeling and spatial planning.

Restaurants Unlimited

Facilities Manager
1991 - 2003 (12 years)

Created this position as an intrapreneur and then oversaw and performed building-related design, vendor- and contractor-relationships (47 in all). Performed and managed maintenance, additions and remodels (up to $1mil), repairs and improvement projects for a group of large, upscale restaurants.

Naos Redevelopment
Owner
February 1990 - August 1995 (5 years 7 months)

Purchase residential properties for remodel and resale. Sought specific urban areas for targeted redevelopment.

Potter Construction, Inc.
Architectural Designer and Lead Carpenter
1989 - 1990 (1 year)
Seattle, Washington, United States

Potter Construction is a Seattle area remodeling company. Here I was a carpenter, then lead carpenter and also performed design services for clients, providing an in-house design/build solution for my employer.

RESTAURANT SPACE DESIGN INC.
Architectural Designer
1988 - 1989 (1 year)
Bellevue Washington

Intern Architect

Oregon Electric Station
Waiter
1981 - 1988 (7 years)
Eugene, Oregon Area

Not the easiest nor the best, but surely one way to pay for an Architecture education as you go. It made for long nights and added a year onto the 5-year Architecture program, but it was paid for in full at the end.

———

Education

University of Oregon
B. Arch., Architecture · (1981 - 1987)

Iowa State University - Ivy College of Business

Industrial Administration · (1977 - 1978)

Ames High School

· (1974 - 1977)